                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2005



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  X   Form 40-F
                   ---            ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes      No  X
             ---     ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______ )

         PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement with respect to its ongoing connected transactions.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                               [SUNSHINE GRAPHIC]
                              [CHINESE CHARACTERS]
                           PETROCHINA COMPANY LIMITED
                    (A Joint Stock Company limited by shares
                incorporated in the People's Republic of China)
                                (STOCK CODE: 857)

                       ONGOING CONNECTED TRANSACTIONS AND
                    ADDITIONAL ONGOING CONNECTED TRANSACTIONS

CNPC, which directly owns approximately 90% of the issued share capital of the Company, is the controlling shareholder of the Company. Accordingly, CNPC is a connected person of the Company and transactions between CNPC and the Company constitute connected transactions for the Company for the purpose of the Listing Rules.

Under the Listing Rules, connected transactions are subject to the reporting, announcement and/or independent shareholders' approval requirements. However, as such connected transactions have been, and/or will continue to be carried out in the ordinary and usual course of business and occur on a regular basis on normal commercial terms and on terms that are fair and reasonable so far as the Shareholders are concerned, the Directors considered that it would not be practical to make disclosure or if necessary, obtain the Shareholders' approval for each transaction as it arises. The Stock Exchange, on 26 November 2002, granted the Existing Waiver to the Company in respect of the Existing Ongoing Connected Transactions. The Existing Waiver will expire on 31 December 2005. In addition to the Existing Ongoing Connected Transactions and the Newco Continuing CT (recently approved by Independent Shareholders at the Recent EGM), the Board would also like to draw the Shareholders' attention to the Additional Ongoing Connected Transactions. The Additional Ongoing Connected Transactions, comprising the Beijing Gas Transactions and the CRMSC Transactions, are the connected transactions between the Company and certain connected persons other than CNPC, namely Beijing Gas and CRMSC.

The Ongoing Connected Transactions, comprising the Existing Ongoing Connected Transactions, the Newco Continuing CT and the CRMSC Transactions, and the Proposed Caps will be subject to the reporting, announcement and Independent Shareholders' approval (or Shareholders' approval in the case of the CRMSC Transactions) requirements pursuant to the Listing Rules. The Beijing Gas Transactions will only be subject to the reporting and announcement requirements pursuant to the Listing Rules.

THE EGM IS TO BE HELD FOR THE PURPOSE OF CONSIDERING AND, IF DEEMED APPROPRIATE, APPROVING, AMONG OTHERS, THE ONGOING CONNECTED TRANSACTIONS. A CIRCULAR CONTAINING PARTICULARS OF THE ONGOING CONNECTED TRANSACTIONS, A LETTER FROM THE INDEPENDENT BOARD COMMITTEE, A LETTER OF ADVICE FROM ICEA AND A NOTICE TO CONVENE THE EGM TO APPROVE, AMONG OTHER THINGS, THE ONGOING CONNECTED TRANSACTIONS WILL BE DISPATCHED TO THE SHAREHOLDERS AS SOON AS PRACTICABLE.

1.    INTRODUCTION

      CNPC, which directly owns approximately 90% of the issued share capital of the Company, is the controlling shareholder of the Company. Accordingly, CNPC is a connected person of the Company and transactions between CNPC and the Company constitute connected transactions for the Company for the purpose of the Listing Rules.

      Under the Listing Rules, connected transactions are subject to the reporting, announcement and/or independent shareholders' approval requirements. However, as such connected transactions have been, and/or will continue to be carried out in the ordinary and usual course of business and occur on a regular basis on normal commercial terms and on terms that are fair and reasonable so far as the Shareholders are concerned, the Directors considered that it would not be practical to make disclosure or if necessary, obtain the Shareholders' approval for each transaction as it arises. Accordingly, the Company had previously obtained from the Stock Exchange a waiver from strict compliance with the relevant requirements of the Listing Rules in respect of connected transactions between CNPC and the Company at the time of the Company's IPO in 2000. On 12 September 2002, the Company sought to renew the waiver in respect of the Existing Ongoing Connected Transactions. Subsequently, the Stock Exchange, on 26 November 2002, granted the Existing Waiver to the Company subject to, among other things, the conditions set out in a letter of even date. The Existing Waiver will expire on 31 December 2005. In addition to the Existing Ongoing Connected Transactions and the Newco Continuing CT (approved by Independent Shareholders at the Recent EGM), the Board would also like to draw the Shareholders' attention to the Additional Ongoing Connected Transactions. The Additional Ongoing Connected Transactions are the connected transactions between the Group and certain connected persons other than CNPC, namely Beijing Gas and CRMSC.

      The Ongoing Connected Transactions and the Proposed Caps will be subject to reporting, announcement and Independent Shareholders' approval (or shareholders approval in the case of the CRMSC Transactions) requirements pursuant to the Listing Rules. The Beijing Gas Transactions will only be subject to the reporting and announcement requirements pursuant to the Listing Rules. Announcement is hereby made in compliance with the relevant provisions under the Listing Rules in respect of the Ongoing Connected Transactions and the Beijing Gas Transactions.


2.    EXISTING ONGOING CONNECTED TRANSACTIONS

      The connected transaction agreements listed below were initially entered into between the Company and CNPC at the time of the Company's IPO in the year 2000. Subsequently, on 26 September 2002, a Supplemental Buildings Leasing Agreement was entered into between the Company and CNPC. In addition, on 9 June 2005 and on 1 September 2005, the First Supplemental Comprehensive Agreement and the Second Supplemental Comprehensive Agreement were entered into between the Company and CNPC respectively. The Board expects that the Group will continuously enter into the transactions with CNPC Group as stated in the following agreements, which will constitute Ongoing Connected Transactions:

      . Comprehensive Agreement (as to be amended by the First Supplemental Comprehensive Agreement and the Second Supplemental Comprehensive Agreement), and from time to time and as necessary, various product and service implementation agreements;

      .     Land Use Rights Leasing Contract;

      . Buildings Leasing Contract (as amended by the Supplemental Buildings Leasing Agreement);

      . Intellectual property licensing contracts, being the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract;

      . Contract for the Transfer of Rights under Production Sharing Contracts; and

      .     Guarantee of Debts Contract.

      The Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract; the Contract for the Transfer of Rights under Production Sharing Contracts; and the Guarantee of Debts Contract, as specified in the Prospectus and Existing Waiver, are in compliance with the requirements of Chapter 14A of the Listing Rules which took effect from 31 March 2004 and are exempt from the reporting, announcement and Independent Shareholders' approval requirements, as each of the applicable percentage ratio(s) (other than the profits ratio) in respect of each of these connected transactions is less than 0.1%. The Directors believe that these transactions had been entered into in the ordinary course of business for the benefits of the Company, and are in the interests of the Shareholders as a whole.

      COMPREHENSIVE AGREEMENT

      The Company and CNPC initially entered into the Comprehensive Agreement on 10 March 2000 for the provision (1) by the Group to the CNPC Group and (2) by the CNPC Group to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its subsidiary companies and affiliates. The Comprehensive Agreement is to be amended by the First Supplemental Comprehensive Agreement and the Second Supplemental Comprehensive Agreement. There will be certain new continuing connected transactions between the Company and the Jointly-owned Companies, and as a result, the Company and CNPC entered into the Second Supplemental Comprehensive Agreement in respect of these new connected transactions, the details of which are set out in the paragraph headed "Second Supplemental Comprehensive Agreement" of this announcement.

      (A)   Products and Services to be provided by the Group to the CNPC Group

            Under the Comprehensive Agreement, products and services to be provided by the Group to the CNPC Group include those relating to refined oil products, chemical products, natural gas, crude oil, supply of water, electricity, gas, heating, quantifying and measuring, quality inspection and other products and services as may be requested by the CNPC Group for its own consumption, use or sale from time to time.

      (B)   Products and Services to be provided by the CNPC Group to the Group

            The products and services to be provided by the CNPC Group to the Group are expected to be more numerous, both in terms of quantity and variety, than those to be provided by the Group to the CNPC Group. They have been grouped together and categorised according to the following types of products and services:

            Construction and technical services, including but not limited to exploration technology service, downhole operation service, oilfield construction service, oil refinery construction service and engineering and design service;

            Production services, including but not limited to water supply, electricity generation and supply, gas supply and communications;

            Supply of materials services, including but not limited to purchase of materials, quality control, storage of materials and delivery of materials;

            Social services, including but not limited to security services, education and hospitals;

            Ancillary services, including but not limited to property management, training centers and guesthouses; and

            Financial services, including but not limited to loans and deposits services.

      (C)   General Principles, Price and Terms

            The Comprehensive Agreement requires, in general terms that,

            . the quality of products and services to be provided should be satisfactory to the recipient;

            . the price at which such products and services are to be provided must be fair and reasonable; and

            . the terms and conditions on which such products and services are to be provided should be no less favourable than those offered by independent third parties.

      (D)   Price Determination

            The Comprehensive Agreement details specific pricing principles for the products and services to be provided pursuant to the Comprehensive Agreement. If, for any reason, the specific pricing principle for a particular product or service ceases to be applicable, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles:

                  (a) state-prescribed prices (at present, this applies to products and services such as refined oil products, natural gas, oil refinery construction, engineering and design, project monitoring and management), the definition of "state-prescribed price" is to be amended by the First Supplemental Comprehensive Agreement to mean price in respect of certain category of services determined by the laws, regulations, decisions, orders or policies, etc. enacted by governments of the relevant countries or regions (including but not limited to the central government, federal government, provincial government, state or coalition government or any organisation responsible for domestic ruling and foreign affairs in respect to certain specified territory, irrespective of its name, organisation or structure) or other regulatory departments; or

            (b) where there is no state-prescribed price, then according to the relevant market prices (at present, this applies to products and services such as asset leasing, repair of machinery, transportation, purchase of material, and regional facilities), the definition of "market price" is to be amended by the First Supplemental Comprehensive Agreement to mean the price determined in accordance with the following order:

                  (i) the price charged by independent third parties in areas where such type of service is provided and on normal terms in the area where the service is being provided at that time; or

                  (ii) the price charged by independent third parties in nearby areas where such type of service is provided and on normal terms in the area or country adjacent to the area where the service is being provided at that time;

                  or

            (c)   where neither (a) nor (b) is applicable, then according to:

                  (i) the actual cost incurred (at present, this applies to products and services such as library information and filing, maintenance of roads, retirement administration and re-employment training); or

                  (ii) the agreed contractual price, being the actual cost for the provision of such product or service plus an additional margin of not more than:

                        (xx) 15 per cent. (which includes finance costs, general and administrative expenses and a profit margin) for certain construction and technical services (at present, this applies to products and services such as geological surveying, drilling, well cementing, logging, mud logging, well testing and oilfield construction) provided that, such agreed contractual price shall not be higher than the prices available for the provision of such products and services in the international market; and

                        (yy) 3 per cent. for all other types of products and services priced in accordance with the agreed contractual price (at present, this applies to products and services such as downhole operations, technology research, equipment repairing and supporting, equipment antiseptic testing, communications, fire fighting, quality inspection, storage of materials, delivery of materials and training centers).

            The definitions of cost price and agreed contractual price include a provision that the aggregate value, in each future financial year, of all products and services which are required to be priced at cost or at agreed contractual prices to be provided under the Comprehensive Agreement, shall not exceed the aggregate value, calculated on an adjusted basis as if the Comprehensive Agreement had been in effect during the year ended 31 December 1998, of all products and services which were required to be priced at cost or at agreed contractual prices during the year ended 31 December 1998, being RMB36.9 billion (the "1998 Amount"), subject to any necessary adjustment for inflation or deflation, as appropriate, for the relevant year.

            However, if in any future financial year, the Company, due to any events or factors beyond the control of the Company (e.g. natural disasters) or the development of new projects, is required to purchase additional products and services required to be priced at cost or at agreed contractual prices exceeds the 1998 Amount (as adjusted for inflation or deflation as appropriate), then that decision to purchase such additional products or services should be authorised by the Board (with affirmative votes from the independent non-executive directors) and the management of the Company on the basis of any revised business plan and comprehensive financial analysis, to ensure that such purchases will allow for a reasonable return to the Company's shareholders. In the event that the relevant Proposed Caps are to be exceeded, the Company will comply with the requirements of the Listing Rules.

      (E)   Coordination of annual demand of products and services

            Two months prior to the end of each financial year, both parties are required to prepare and submit to each other an annual plan detailing the estimated demand for products and services to be rendered in accordance with the Comprehensive Agreement for the forthcoming financial year.

      (F)   Rights and Obligations

            Both the Group and the CNPC Group retain the right to choose to receive products and services, as contemplated under the Comprehensive Agreement, from independent third parties where the terms and conditions as to price or quality of products or services offered by such third parties may be superior to those offered by either of the Group or the CNPC Group, as appropriate.

            In addition, the provision of products and services by either party is on a non-exclusive basis and each party may provide products and services to other third parties, subject always to the obligation that each party must be able to provide those products and services which may be required to be provided in accordance with the Comprehensive Agreement and the annual plan then in force.

      (G)   Term and Termination

            The term of the Comprehensive Agreement was initially 10 years starting from the date when the Company's business license was issued. This term is to be amended by the Second Supplemental Comprehensive Agreement to 3 years commencing from the effective date of the Second Supplemental Comprehensive Agreement, i.e., 1 January 2006.

            During the term of the Comprehensive Agreement, termination of the product and service implementation agreements described below may be effected from time to time by the parties to the product and service implementation agreements providing at least 6 months' written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services already contracted to be provided, termination may not take place until after such products and services have been provided.

            In the event that CNPC proposes to terminate the provision of any products or services, and the Company is unable to find an alternative product or service provider (which fact shall be communicated by the Company to CNPC from time to time), then unless permitted by the Company, CNPC must continue to provide such products or services in accordance with the terms of the Comprehensive Agreement.

      The following table sets forth the historical revenues and expenditures in relation to the provision of the products and services which are the subject matters of the Comprehensive Agreement between the Company and CNPC for the financial years ended 31 December 2003 and 31 December 2004 as well as the period between 1 January 2005 to 30 June 2005:

                                                                               AS AT 31 DECEMBER         AS AT 30 JUNE
                                                                              2003           2004           2005
                                                                           RMB     HK$    RMB     HK$     RMB     HK$
                                                                                            (in millions)

REVENUES                                                                  9,323   8,964  14,516  13,958   6,932   6,665


EXPENDITURES

Construction and technical services                                      40,868  39,296  47,499  45,672  19,554  18,802

Production services                                                      16,042  15,425  16,313  15,690   8,945   8,601

Supply of materials services                                                971     934     884     850     707     680

Social and ancillary services                                             3,009   2,893   3,006   2,890   1,622   1,560

Financial services

Aggregate of the average daily outstanding principal of loans and the
total amount of interest paid in respect of these loans                  25,803  24,810  25,161  24,193  25,651 24,664

Aggregate of the average daily amount of deposits and the total amount
of interest received in respect of these deposits                         4,052   3,896   3,441   3,309   3,641   3,501

      PRODUCT AND SERVICE IMPLEMENTATION AGREEMENTS

      It is envisaged that from time to time and as required, individual product and service implementation agreements will be entered into between the relevant service companies and affiliates of the CNPC Group or the Group, as appropriate, providing the relevant products or services and the relevant members of the Group or the CNPC Group, as appropriate, requiring such products or services.

      Each product and service implementation agreement will set out the specific products and services requested by the relevant party and any detailed technical and other specifications which may be relevant to those products or services. The product and service implementation agreements may only contain provisions which are in all material respects consistent with the binding principles and guidelines and terms and conditions in accordance with which such products and services are required to be provided as contained in the Comprehensive Agreement.

      As the product and service implementation agreements are simply further elaborations on the provision of products and services as contemplated by the Comprehensive Agreement, they do not constitute new categories of connected transactions.

      SECOND SUPPLEMENTAL COMPREHENSIVE AGREEMENT

      The Second Supplemental Comprehensive Agreement was entered into by CNPC and the Company on 1 September 2005, in which they agreed to amend certain terms of the Comprehensive Agreement, including, among other things, that:

      . both CNPC and the Company shall provide and shall procure their respective entities including their subsidiaries, branches and other relevant units to provide products and services in accordance with the terms and principles of the Comprehensive Agreement;

      . the CNPC Group will provide certain risk operation services as part of the construction and technical services to the Group, and these include the provision of exploration and production services within certain and specific reserves of the Company with exploration and exploitation difficulties;

      . the Group will provide certain financial assistance to the Jointly-owned Companies including entrustment loans and guarantees;

      . the Jointly-owned Companies will provide certain financial assistance to the Group including entrustment loans and guarantees; and

      Under the Second Supplemental Comprehensive Agreement, the products and services shall be provided at prices determined according to the pricing principles for the corresponding products or services under the Comprehensive Agreement (as amended).

      In particular, the Comprehensive Agreement stipulates, among other things, that:

      (i) the loans and deposits shall be provided at prices determined in accordance with the relevant interest rate and standard for fees as promulgated by the People's Bank of China. Such prices must also be more favourable than those provided by independent third parties; and

      (ii) the guarantees shall be provided at prices not higher than the fees charged by the state policy banks in relation to the provision of guarantees. References must also be made to the relevant state-prescribed price and market price.

      The Second Supplemental Comprehensive Agreement will take effect on 1 January 2006, after the approval by the Independent Shareholders at the EGM.


      LAND USE RIGHTS LEASING CONTRACT

      The Company entered into the Land Use Rights Leasing Contract with CNPC on 10 March 2000 under which CNPC has leased a total of 42,476 parcels of land in connection with and for the purpose of all aspects of the operations and business of the Group covering an aggregate area of approximately 1,145 million square meters, located throughout the PRC, to the Company for a term of 50 years at an annual fee of RMB2,000 million. The Directors believe that a term of 50 years is appropriate for the Land Use Rights Leasing Contract, since the Company is China's largest petroleum company engaging in exploration, development, sale and production of crude oil, natural gas and chemicals, and the long stability of a 50 year tenure is required to avoid the unnecessary disruption of its operations; the relevant land leases are of material significance of its operations; and such tenure conforms with normal business practice in the PRC property market. The total fee payable for the lease of all such property may, after the expiration of 10 years from the date of the Land Use Rights Leasing Contract, be adjusted (to reflect market conditions prevalent at such time of adjustment, including current market prices, inflation or deflation, as appropriate, and such other pertinent factors as may be considered in negotiating and agreeing to any such adjustment) by agreement between the Company and CNPC. In addition, any governmental, legal or other administrative taxes and fees required to be paid in connection with the leased properties will be borne by CNPC. However, any additional amount of such taxes payable as a result of changes in the PRC Government policies after the date of the contract shall be shared proportionately on a reasonable basis between CNPC and the Company.

      Savills (Hong Kong) Limited, an independent valuer, has reviewed the Land Use Rights Leasing Contract and has confirmed that the term of 50 years and current rental payable by the Company to CNPC are fair and reasonable to the Company. The date of valuation is 30 June 2005. ICEA, the independent financial adviser to the Independent Board Committee will opine, in its advice to be contained in the Company's forthcoming circular, on whether it is normal business practice for the Land Use Rights Leasing Contract to have a term of 50 years.


      BUILDINGS LEASING CONTRACT

      The Company entered into the Buildings Leasing Contract with CNPC on 10 March 2000 pursuant to which the CNPC Group has leased to the Company a total of 191 buildings covering an aggregate area of 269,770 square meters, located throughout the PRC for the use by the Company for its business operation including the exploration, development and production of crude oil, the refining of crude oil and petroleum products, the production and sale of chemicals, etc.

      The 191 buildings were leased at a price of RMB145 per square meter per year, that is, at an aggregate annual fee of RMB39,116,650, for a term of 20 years. The Directors believe that a term of 20 years is appropriate for the Buildings Leasing Contract (as amended), since the Company is China's largest petroleum company engaging in exploration, development, sales and production of crude oil, natural gas and chemicals, and the long stability of a 20 year tenure is required to avoid the unnecessary disruption of its operations; the relevant building leases are of material significance of its operations; and such tenure conforms with normal business practice in the PRC property market. The Company is responsible for the payment of any governmental, legal or other administrative taxes and maintenance charges required to be paid in connection with these 191 leased buildings. The Buildings Leasing Contract details the particulars of the buildings leased by members of the CNPC Group to the Company.

      Members of the CNPC Group which own one or more of the leased buildings will enter into individual building leasing contracts with the Company. The individual building leasing contracts may only contain provisions which are consistent with the terms and conditions of the Buildings Leasing Contract.

      One month prior to the end of each financial year, CNPC and the Company shall make and agree upon a rental fee distribution plan setting out specific prices for the buildings according to their geographical locations and conditions.


      Supplemental Buildings Leasing Agreement

      Further to the Buildings Leasing Contract mentioned above, the Company entered into a Supplemental Buildings Leasing Agreement (the "SUPPLEMENTAL BUILDINGS AGREEMENT") with CNPC on 26 September 2002 under which CNPC Group agreed to lease another 404 buildings to the Group in connection with and for the purpose of the operation and business of the Group covering an aggregate of approximately 442,730 square meters. Leasing of the units in the Supplemental Buildings Agreement is mainly attributable to the expansion of the Company's operations in the areas of oil and natural gas exploration, the West-East natural gas pipeline project and the construction of the Northeast refineries and chemical operation base. The annual fee payable under the Supplemental Buildings Agreement amounts to RMB157,439,540. The Company and CNPC will, based on their needs for production and operation or the changes of the market prices of the buildings, adjust the scale and the amount of all such buildings under the Buildings Leasing Contract as well as the Supplemental Buildings Agreement every three years. The Supplemental Buildings Agreement became effective on 1 January 2003 and will expire at the same time as the Buildings Leasing Contract.

      Savills (Hong Kong) Limited, an independent valuer, has reviewed both the Buildings Leasing Contract and the Supplemental Buildings Agreement and has confirmed that the term of 20 years and current rental payable by the Company to CNPC are fair and reasonable to the Company. The date of valuation is 30 June 2005. ICEA, the independent financial adviser to the Independent Board Committee will opine, in its advice to be contained in the Company's forthcoming circular, on whether it is normal business practice for the Buildings Leasing Contract and the Supplemental Buildings Agreement to have a term of 20 years.


3.    NEWCO CONTINUING CT

      Newco Continuing CT are continuing connected transactions arising as a result of the completion of the Transactions, and primarily include:

      .     the sale of products by Newco Group to the CNPC Group;

      . the provision of construction and technical services such as exploration technology services by CNPC Group to Newco Group;

      . the provision of social services and ancillary services by CNPC Group to Newco Group; and

      .     the provision of financial services by CNPC Group to Newco Group.

      The Independent Shareholders have approved at the Recent EGM, among other things, the Transactions and Newco Continuing CT.


4.    ADDITIONAL ONGOING CONNECTED TRANSACTIONS

      On 1 September 2005, the Company entered into the Beijing Gas Products and Services Agreement with Beijing Gas. According to this agreement, the Company will provide Beijing Gas with products and services including, among other things, natural gas and natural gas related pipe transportation services on an ongoing basis.

      On 1 September 2005, the Company entered into the CRMSC Products and Services Agreement with CRMSC. According to this agreement, the Company will provide CRMSC with products and services including, among other things, refined products (such as gasoline, diesel and other petroleum products) on an ongoing basis.

      The CRMSC Transactions are subject to the announcement, reporting and Shareholders' approval requirements pursuant to the Listing Rules, whereas the Beijing Gas Transactions are only subject to the reporting and announcement requirements under the Listing Rules.


      BEIJING GAS PRODUCTS AND SERVICES AGREEMENT

      (A)   Products and Services to be provided by the Company to Beijing Gas

            Under the Beijing Gas Products and Services Agreement, products and services to be continuously provided by the Company to Beijing Gas include, among other things, natural gas and natural gas related pipe transportation services.

      (B)   General Principles, Price and Terms

            The Beijing Gas Products and Services Agreement requires, in general terms that:

            (a) The quality of goods and services to be provided should be satisfactory to the recipient;

            (b) The price at which such products and services are to be provided must be fair and reasonable;

            (c) The terms and conditions on which such products and services are to be provided should be no less favourable than those offered by independent third parties; and

            (d) The products and services shall be provided and standardised by contracting under individual product and service agreements.

      (C)   Price Determination

            The price of any product and service provided pursuant to the Beijing Gas Products and Services Agreement shall be determined by reference to the State-prescribed price or the market price where there is no State-prescribed price.

      (D)   Coordination of annual demand of products and services

            Before November of each year, Beijing Gas is required to discuss and confirm with the Company an annual plan detailing the estimated demand for products and services to be rendered in accordance with the Beijing Gas Products and Services Agreement for the forthcoming year. It is envisaged that from time to time and as required, individual product and service implementation agreements will be entered into between the Company and Beijing Gas and their respective subsidiaries, branches and other relevant units, as appropriate, in connection with the provision of products and services under the Beijing Gas Products and Services Agreement.

      (E)   Rights and Obligations

            Both the Company and Beijing Gas agree and guarantee, among other things, to procure their respective subsidiaries, branches and other relevant units to provide the products and services in accordance with the terms and principles of the Beijing Gas Products and Services Agreement.

      (F)   Term and Termination

            The term of the Beijing Gas Products and Services Agreement is 3 years commencing from 1 January 2006.

            During the term of the Beijing Gas Products and Services Agreement, the product and service implementation agreements may be terminated from time to time by the parties to the product and service implementation agreements providing at least 6 months' written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services already contracted to be provided, termination may not take place until after such products and services have been provided.

            The following table sets forth the historical revenues in relation to the provision of the products and services which are the subject matters of the Beijing Gas Products and Services Agreement between the Company and Beijing Gas for the period between 1 January 2005 to 30 June 2005:


      CRMSC PRODUCTS AND SERVICES AGREEMENT

      (A)   Products and Services to be provided by the Company to CRMSC

            Under the CRMSC Products and Services Agreement, products and services to be continuously provided by the Company to CRMSC include, among other things, refined products (such as gasoline, diesel and other petroleum products).

      (B)   General Principles, Price and Terms

            The CRMSC Products and Services Agreement requires, in general terms that:

            (a) The quality of goods and services to be provided should be satisfactory to the recipient;

            (b) The price at which such products and services are to be provided must be fair and reasonable;

            (c) The terms and conditions on which such products and services are to be provided should be no less favourable than those offered by independent third parties; and

            (d) The products and services shall be provided and standardised by contracting under individual product and service agreements.

      (C)   Price Determination

            The price of any product and service provided pursuant to the CRMSC Products and Services Agreement shall be determined by reference to the State-prescribed price or the market price where there is no State-prescribed price.

      (D)   Coordination of annual demand of products and services

            Before November of each year, CRMSC is required to discuss and confirm with the Company an annual plan detailing the estimated demand for products and services to be rendered in accordance with the CRMSC Products and Services Agreement for the forthcoming year. It is envisaged that from time to time and as required, individual product and service implementation agreements will be entered into between the Company and CRMSC and their respective subsidiaries, branches and other relevant units, as appropriate, in connection with the provision of products and services under the CRMSC Products and Services Agreement.

      (E)   Rights and obligations

            Both the Company and CRMSC agree and guarantee, among other things, to procure their respective subsidiaries, branches and other relevant units to provide the products and services thereof in accordance with the terms and services thereof in accordance with the terms and principles of the CRMSC Products and Services Agreement.

      (F)   Term and termination

            The term of the CRMSC Products and Services Agreement is 3 years commencing from 1 January 2006.

            During the term of the CRMSC Products and Services Agreement, the product and service implementation agreements may be terminated from time to time by the parties to the product and service implementation agreements providing at least 6 months' written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services already contracted to be provided, termination may not take place until after such products and services have been provided.


5. DESCRIPTION OF THE CONNECTED RELATIONSHIP BETWEEN THE PARTIES IN THE ONGOING CONNECTED TRANSACTIONS AND ADDITIONAL ONGOING CONNECTED TRANSACTIONS

      CNPC

      As CNPC directly owns an aggregate of approximately 90% of the issued share capital of the Company, CNPC is a connected person of the Company under the Listing Rules.

      NEWCO

      As Newco will become a non wholly-owned subsidiary of the Company upon the completion of the Transactions and CNPC will become a substantial shareholder of Newco, Newco will be a connected person of the Company under the Listing Rules.

      BEIJING GAS

      As Beijing Gas is a substantial shareholder of the Company's subsidiary, Huayou, it is a connected person of the Company under the Listing Rules.

      CRMSC

      CRMSC, being a substantial shareholder of the Company's subsidiary, PetroChina & CRMSC Oil Marketing, is a connected person of the Company under the Listing Rules.

      Transactions between the Group and connected persons constitute connected transactions of the Company under the Listing Rules and are subject to the reporting, announcement and/or Independent Shareholders' or Shareholders' approval requirements pursuant the Listing Rules.

6. REASONS FOR AND BENEFITS OF THE ONGOING CONNECTED TRANSACTIONS AND ADDITIONAL ONGOING CONNECTED TRANSACTION

      The Ongoing Connected Transactions are entered into for the necessity and benefits of the Company. The Company, one of the largest companies in the PRC in terms of sales, is engaged in a broad range of petroleum and natural gas-related activities. CNPC, on the other hand, is an enterprise whose business operations cover a broad spectrum of upstream and downstream activities, domestic marketing and international trade, technical services, and equipment manufacturing and supply. CNPC is a major producer and supplier of petrochemical products. CNPC is also involved in the provision of operational services and technical support in such areas as geophysical prospecting, well drilling, logging, well testing, downhole operations, oilfield surface facilities construction, pipeline construction, refining and petrochemical projects, and manufacturing and supply of petroleum equipment.

      In view of the strengths and scope of CNPC's business activities and the strong favourable support that such Ongoing Connected Transactions would bring to the Company's business activities, the Board believes that the Ongoing Connected Transactions are entered into for the necessity and benefits of the Company. The Board also notes the long smooth cooperation history between the Company and CNPC in relation to such transactions.

      The Ongoing Connected Transactions as referred to in this announcement are and will be conducted in the ordinary and usual course of business of the Group. These transactions will continue to be agreed on an arm's length basis with terms that are fair and reasonable to the Company. Due to the long-term relationships between the Group and CNPC Group, the Board considers it to be beneficial to the Company and in the interests of the Shareholders as a whole to continue the Ongoing Connected Transactions with CNPC Group as these transactions have facilitated and will continue to facilitate the operation of the Group's business.

      REASONS FOR AND BENEFITS OF THE ONGOING CONNECTED TRANSACTIONS WITH BEIJING GAS

      The ongoing connected transactions with Beijing Gas are essential to the Company. The Company has strengths in terms of resources. Beijing Gas is one of the large operators of natural gas supply network in the PRC. It has a dominant position in purchasing and distributing of natural gas in the market. In view of the overwhelming economic power and market share of Beijing Gas, the combined strengths of the Company and Beijing Gas in terms of resources and market share come into play. The ongoing connected transactions between the Group and Beijing Gas enhance the competitiveness of both the Group and Beijing Gas. With the Company becoming the natural gas supplier of Beijing Gas, the Company has found strong and favourable support for its operations.

      The ongoing connected transactions with Beijing Gas are conducted in the ordinary and normal course of business of the Company, and are at arm's length. The Directors believe that these transactions are fair and reasonable to the Company and in the interests of the Shareholders as a whole. In view of the long-term working relationship of the Company with Beijing Gas, it is favourable for the Company to expand its market share and the Company's development.

      REASONS FOR AND BENEFITS OF THE ONGOING CONNECTED TRANSACTIONS WITH CRMSC

      The ongoing connected transactions with CRMSC are essential to the Company. The Company has strengths in terms of resources. CRMSC is a major corporation of materials supply in the PRC. It has a dominant position in diesel purchase and distribution in the market. In view of the overwhelming economic power and market share of CRMSC and the new situation of the refined oil market of the PRC in the wake of China's accession to the WTO, the combined strengths of the Company and CRMSC in terms of resources and market share come into play. The ongoing connected transactions between the Group and CRMSC enhance the competitiveness of both the Group and CRMSC. With PetroChina & CRMSC Oil Marketing as the major supplier of diesel for railway engines, the Company has found strong and favourable support for its operations from CRMSC.

      The ongoing connected transactions with CRMSC are conducted in the ordinary and normal course of business of the Company, and are at arm's length. The Directors believe that these transactions are fair and reasonable to the Company and in the interests of the Shareholders as a whole. In view of the long-term working relationship of the Company with CRMSC, it is favourable for the Company to expand its market share and the Company's development.

7.    PROPOSED CAPS

      The Board has considered and proposed that the following caps in respect of the Ongoing Connected Transactions be set for the annual volumes of the relevant transactions above for the period from 1 January 2006 to 31 December 2008:

      (A) In relation to the products and services contemplated under (a) the Comprehensive Agreement as to be amended by the First Supplemental Comprehensive Agreement and the Second Supplemental Comprehensive Agreement; (b) Buildings Leasing Contract and Supplemental Buildings Agreement; and (c) the CRMSC Products and Services Agreement; the total annual revenue or expenditure in respect of each category of products and services will not exceed the proposed maximum annual aggregate values set out in the following table:

CATEGORY OF PRODUCTS AND SERVICES                  EXISTING ANNUAL LIMIT FOR       PROPOSED ANNUAL CAPS
                                                   2005                           2006    2007     2008

                                                                                           RMB
                                                                                      (in millions)

(i)   Products and services to be provided by      RMB39,003 million
the Group to the CNPC Group (Note 1)               (approximately HK$37,503
                                                   million)                       19,134  23,472  26,910


(ii)  Products and services to be provided by
the CNPC Group to the Group


(a)   Construction and technical services (Note    RMB76,413 million
2)                                                 (approximately HK$73,474
                                                   million)                       91,614  88,280  79,636


(b)   Production services (Note 3)                 RMB33,740 million
                                                   (approximately HK$32,442
                                                   million)                       27,513  28,923  32,647


(c)   Supply of materials services                 RMB6,748 million
(Note 4)                                           (approximately HK$6,488
                                                   million)                        4,471   4,331   4,500

(d)   Social and ancillary services                RMB5,009 million
(Note 5)                                           (approximately HK$4,816
                                                   million)                        5,000   5,000   5,000


(e)   Financial Services


Aggregate of the average daily outstanding
principal of loans; the total amount of interest
paid in respect of these loans; and other          RMB59,413 million
relevant charges                                   (approximately HK$57,128       43,312  50,132  56,547
(Note 6)                                           million)


Aggregate of the average daily amount of
deposits; and the total amount of interest         RMB5,657 million
received in respect of these deposits              (approximately HK$5,439
(Note 7)                                           million)                        9,081   9,102   9,126


(iii)    Financial services to be provided by
the Group to the Jointly-owned Companies
(Note 8)                                           --                             21,235  32,840  44,465


(iv)     Fee for land leases paid by the Group to  RMB2,000 million
CNPC (Note 9)                                      (approximately HK$1,923
                                                   million)                        2,260   2,260   2,260


(v)      Rental for buildings paid by the Group    RMB200 million
to CNPC (Note 10)                                  (approximately HK$192
                                                   million)                          140     140     140


(vi)     Products and services to be provided by
the Group to CRMSC (Note 11)                       --                             10,326  11,359  12,495

       (B) In relation to the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract, CNPC has granted the Company the right to use certain trademarks, patents, know-how and computer software of CNPC at no cost.

      (C) The historical revenue in relation to the provision of the products and services which are the subject matter of the Beijing Gas Products and Services Agreement between the Company and Beijing Gas was RMB103 million in the month of July 2005. Beijing Gas only became the shareholder of Huayou (and hence a connected person of the Company) in June 2005 and there had not been any connected transactions between the Company and Beijing Gas before June 2005. In relation to the Beijing Gas Products and Services Agreement, the total revenue in respect of the relevant products and services will be RMB4,939 million, RMB5,983 million and RMB7,097 million for each of 2006, 2007 and 2008 respectively. Such annual proposed caps have been determined with reference to (i) the relevant pricing principles, i.e., the state-prescribed prices; (ii) the historical transaction levels for the same type of transaction before Beijing Gas became a connected person of the Company; and (iii) the estimated future transaction levels based on market needs in the coming 3 years. As each of the applicable percentage ratio(s) (other than the profits ratio) in respect of this type of connected transaction is, on an annual basis, expected to be more than 0.1% but less than 2.5%, such type of transaction is only subject to the reporting and announcement requirements under the Listing Rules but does not require approval by the Independent Shareholders.

      (D) the Company's annual report and accounts shall contain a statement that, in the opinion of the Directors, the arrangement has been entered into in the manner as stated in the table above.

            Notes:

            Bases for the Proposed Caps:

            1. The annual proposed caps for the products and services to be provided by the Group to the CNPC Group have been determined with reference to the historical transactions and transaction amounts in providing products and services by the Group to the CNPC Group; the estimated business growth of the Group; the estimated business growth of the CNPC Group; the potential fluctuations and increases in the prices of crude oil, petrochemical products, natural gas and other oil products and services both in the international market and in the domestic market; and the increase in transaction amounts as a result of the completion of the Transactions.

            2. The annual proposed caps for the provision of construction and technical services have been determined with reference to the completed transactions and transaction amounts for the construction and technical services provided by the CNPC Group to the Group; the estimated business growth of the Company; and the transaction amounts as a result of increase in size of the Group upon the completion of the Transactions.

                  The Group has obtained construction and technical services from CNPC Group in the ordinary course of business, and as one of the most experienced companies in the world, the construction and technical services provided to the Group are quality services. The CNPC Group is also one of the few companies in the PRC which provide quality petrochemical related construction and technical services.

            3. The annual proposed caps for the production services provided by the CNPC Group to the Group have been determined with reference to the previous transactions conducted and transaction amounts in respect of production services provided by the CNPC Group to the Group; the estimated business growth of the Group; and the potential fluctuations and increases in the international and the PRC market prices of crude oil, petroleum and petrochemical products, leading to higher energy costs in the production process.

                  Production services mainly consist of water supply, electricity generation and supply, gas supply by CNPC Group to the Group and the supply of petroleum and petrochemical products by Jointly-owned Companies to the Group. The Group is of the view that annual proposed caps have provided sufficient increment for the Company to implement its future business development plans and have been determined on a fair and reasonable basis.

            4. The annual caps for the supply of materials services paid by the Group to the CNPC Group have been determined by reference to the estimated business growth of the Company; and changes in the volume of purchases by the Group.

                  The CNPC Group is one of the leading buyers of petrochemical raw materials in the PRC. With the economy of scale and to increase the collective bargaining power of the CNPC Group, the centralised materials purchase by the CNPC Group thus stabilise the purchase prices of the Company's raw materials.

                  With the Company's dominant position and increase in the petroleum and petrochemical industries of the PRC, as well as the increase in the size of business, these ongoing connected transactions and transaction amounts are expected to increase. The Group is of the view that the Proposed Caps provide sufficient increment for the Company to implement future business development and planning.

            5. The annual proposed caps for social and ancillary services have been determined with reference to the previous transactions conducted and transaction amounts in respect of the social and ancillary services provided by the CNPC Group to the Group; the estimated business growth of the Group; and the transaction amounts as a result of increase in size of the Group upon the completion of the Transactions.

                  Considering the future development and acquisitions of the Group which will increase the demand for certain social and ancillary services, the Group has prudently set the annual proposed caps at the same level as the existing annual caps.

            6. The annual proposed caps for the financial services (aggregate of loans, interests and other relevant charges) provided by CPFC to the Group have been determined with reference to the estimated business growth of the Group; the competitive interest rates and charges offered by CPFC; and the transaction amounts as a result of increase in size of the Group upon the completion of the Transactions, in particular, the financing provided by CPFC to Newco.

                  To optimise cash flow management and capital efficiency of the Group and the CNPC Group, there is the specific target of providing a centralised financial management by CPFC, which provides a full range of financial services to the Group and the CNPC Group, including but not limited to deposit services, loan services, project financing, clearing services, financial advisory and insurance services.

                  The Group is of the view that the annual proposed caps have provided increments sufficient for the Group to implement future business development and planning, and that the annual proposed caps have been determined on a reasonable basis.

            7. The annual proposed caps for the financial services (aggregate of deposits and interests) provided by the CNPC Group to the Group have been determined with reference to the estimated business growth of the Group; the Group's historical cashflow and levels of deposits; the competitive interest rates offered by CPFC; and the transaction amounts as a result of increase in size of the Group upon the completion of the Transactions.

                  As mentioned above, in order to optimise cash flow management and capital efficiency of the Group and the CNPC Group, there is the specific target of providing a centralised financial management by CPFC, which provides a full range of financial services to the Group and the CNPC Group.

                  The Group is of the view that the annual proposed caps have provided increments sufficient for the Group to implement future business development and planning, and that the annual proposed caps have been determined on a reasonable basis.

            8. The annual proposed caps for the financial services, including but not limited to guarantees and entrustment loans, to be provided by the Group to the Jointly-owned Companies (such as Newco) have been determined with reference to the business development and financing needs of the Jointly-owned Companies; and the acquisition opportunities which may arise from time to time in the international market. It has been pointed out by the Group in the Recent Circular to the Shareholders dated 30 June 2005 that it is the Group's strategic objective of becoming an international petroleum company with significant oil assets both onshore and offshore as well as in both the PRC and international markets. The Group is of the view that the provision of financial services to the Jointly-owned Companies will enable them to have sufficient funding for future expansion.

            9. The Directors consider that pursuant to the Land Use Rights Leasing Contract, the annual proposed caps in respect of the land leases provided by the CNPC Group to the Group are sufficient for the Group to implement future business development and planning. Each of the annual proposed caps comprises of the annual leasing fee of RMB2,000 million and the relevant PRC tax of RMB260 million, which are in accordance with the Land Use Rights Leasing Contract. Savills (Hong Kong) Limited, an independent valuer, has appraised the lands leased to the Group.

            10. The Directors consider that pursuant to the Buildings Leasing Contract (as amended by the Supplemental Buildings Agreement), the annual proposed caps in respect of the building leases provided by the CNPC Group to the Group are sufficient for the Group to implement future business development and planning. The annual proposed caps are in accordance with Buildings Leasing Contract (as amended by the Supplemental Buildings Agreement), and Savills (Hong Kong) Limited, an independent valuer, has appraised the buildings leased to the Group.

            11. The historical revenue in relation to the provision of the products and services which are the subject matter of CRMSC Products and Services Agreement between the Company and CRMSC was RMB4,041 million for the six months ended 30 June 2005. There had not been any connected transactions between the Company and CRMSC before 1 January 2005.

                  The annual proposed caps have been determined with reference to (i) the relevant pricing principles, i.e., the State-prescribed prices; (ii) the historical transaction levels for the same type of transaction before CRMSC became a connected person of the Company; and (iii) the estimated future transaction levels based on the market needs in the coming 3 years.


8.    DISCLOSURE AND INDEPENDENT SHAREHOLDERS' APPROVAL REQUIREMENTS

      Under the Listing Rules, the Ongoing Connected Transactions as stated above are subject to the reporting, announcement and Independent Shareholders' approval (or Shareholders' approval in the case of CRMSC Transactions) requirements. The Company will seek the Independent Shareholders' approval (or Shareholders' approval in the case of CRMSC Transactions) at the EGM of the Ongoing Connected Transactions and the Proposed Caps that:

      1. The annual amount of each individual type of the Ongoing Connected Transactions shall not exceed the applicable Proposed Cap;

      2.    (i)   The Ongoing Connected Transactions will be entered into in the usual and ordinary course of businesses of the Group and either (A) on normal commercial terms or (B) if there is no available comparison, on terms no less favourable to the Group than terms available from independent third parties; and

            (ii) The Ongoing Connected Transactions will be entered into in accordance with the relevant agreements and on terms that are fair and reasonable and in the interests of the Shareholders as a whole;

      The Company will comply with the Listing Rules.~In view of the interests of CNPC, CNPC will abstain from voting in relation to the shareholders resolution necessary to approve the Ongoing Connected Transactions (except the CRMSC Transactions). In the case of CRMSC Transactions, no Shareholder is required to abstain from voting. An Independent Board Committee of the Company (comprising Messrs. Chee-Chen Tung, Liu Hong Ru and Franco BernabE) has been appointed to advise the Independent Shareholders on whether or not the terms of the Ongoing Connected Transactions are in the interest of the Company and are fair and reasonable so far as the Independent Shareholders are concerned. An independent financial adviser, ICEA, has been appointed to advise the Independent Board Committee of the Company regarding the terms of the Ongoing Connected Transactions.

9.    EGM

      The EGM is to be held for the purpose of considering and, if deemed appropriate, approving, among others, the Ongoing Connected Transactions. A circular containing particulars of the Ongoing Connected Transactions, a letter from the Independent Board Committee, a letter of advice from ICEA, a reply slip and a notice to convene the EGM to approve, among other things, the Ongoing Connected Transactions will be dispatched to the Shareholders as soon as practicable.


10.   GENERAL INFORMATION

      The Company is engaged in a broad range of petroleum and natural gas-related activities.


11.   DEFINITIONS

In this announcement, the following expressions have the following meanings unless the context requires otherwise:

"Additional Ongoing
Connected Transactions" means the the Beijing Gas Transactions and the CRMSC
                        Transactions

"associates"            has the meaning ascribed to it in the Listing Rules

"Beijing Gas"           means [CHINESE CHARACTERS] (Beijing Gas Group
                        Company Limited*), a company established under the laws of the PRC, and a substantial shareholder of Huayou, holding 40% interests in Huayou

"Beijing Gas Products   means the agreement dated 1 September 2005 entered into
and Services Agreement" between the Company and Beijing Gas in relation to the provision of certain products and services, the details of which are set out in the paragraph headed "Beijing
                        Gas Products and Services Agreement" of this announcement

"Beijing Gas            means the transactions contemplated under the Beijing
Transactions"           Gas Products and Services Agreement

"Board" means the board of Directors of the Company, including the independent non-executive Directors

"Chairman"              means the chairman of the Board

"CNPC" means [CHINESE CHARACTERS] (China National Petroleum Corporation*), a State-owned enterprise established under the laws of PRC, and the controlling shareholder of the Company, holding approximately 90% of the issued share capital of the Company

"CNPC Group"            means CNPC and its subsidiaries and affiliates,
                        excluding the Group

"CPFC" means [CHINESE CHARACTERS] (China Petroleum Finance Company Limited*), a 92.5% non-wholly owned subsidiary of CNPC

"CRMSC" means [CHINESE CHARACTERS] (China Railway Materials and Suppliers Corporation), a State-owned enterprise established under the laws of the PRC, and a substantial shareholder of PetroChina & CRMSC Oil Marketing

"CRMSC Products         means the agreement dated 1 September 2005 entered into
and Services            between the Company and CRMSC in relation to the
Agreement"              provision of certain products and services, the details
                        of which are set out in the paragraph headed "CRMSC
                        Products and Services Agreement" of this announcement

"CRMSC Transactions"    means the transactions contemplated under the CRMSC
                        Products and Services Agreement

"Company"               means [CHINESE CHARACTERS]
                        (PetroChina Company Limited), a joint stock company limited by shares incorporated in the PRC on 5 November
                        1999 under the Company Law of PRC, and listed on the Stock Exchange with American depository shares listed on the New York Stock Exchange

"Comprehensive          means the comprehensive products and services agreement
Agreement"              dated 10 March 2000 entered into between CNPC and the
                        Company regarding the provision by the Group to the CNPC
                        Group and by the CNPC Group to the Group, of a range of products and services from time to time, effective as of 5 November 1999

"Director(s)"           means the director(s) of the Company

"EGM" means an extraordinary general meeting of the Company to be held to approve, among other things, the Ongoing Connected Transactions and the Proposed Caps

"Existing Waiver"       means the waiver granted by the Stock Exchange on 26
                        November 2002 to the

                        Company in respect of the Existing Ongoing Connected Transactions

"Existing Ongoing       means the connected transactions which have been and
Connected               will continue to be entered into between the Group and
Transactions"           the CNPC Group, which were the subject of the Existing
                        Waiver

"First Supplemental     means the supplemental comprehensive products and
Comprehensive           services agreement dated 9 June 2005 entered into
Agreement"              between the Company and CNPC in relation to certain
                        amendments of the Comprehensive Agreement, which was approved by the Independent Shareholders at the Recent
                        EGM, the details of which are set out in the Recent
                        Announcement and Recent Circular

"Group"                 means the Company and its subsidiaries

"HK$"                   means Hong Kong dollars, the lawful currency of Hong
                        Kong

"Huayou" means [CHINESE CHARACTERS] (Beijing Huayou Natural Gas Company Limited*), a company established under the laws of the PRC with limited liability and a subsidiary of the Company (where the Company has 60% interests in Huayou)

"ICEA" means ICEA Capital Limited a licensed corporation carrying out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO

"Independent            means the shareholders of the Company other than the
Shareholders"           CNPC and its associates

"Independent Board      means the independent committee of the Board, comprising
Committee"              Messrs. Chee-Chen Tung, Liu Hong Ru and Franco Bernabe,
                        the independent non-executive Directors of the Company, established for the purpose of reviewing and advising
                        Independent Shareholders in respect of the Ongoing
                        Connected Transactions and the Proposed Caps

"IPO"                   means the initial pubic offering of the Company's H
                        Shares in 2000

"Jointly-owned          means a company in which both the Company and CNPC are
Companies"              shareholders, and where CNPC and/or its subsidiaries
                        and/or affiliates (individually or together) is/are entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of such company

"Listing Rules"         means the Rules Governing the Listing of Securities on
                        The Stock Exchange of Hong Kong Limited

"Newco" means [CHINESE CHARACTERS] (Zhong You Kan Tan Kai Fa Company Limited), a company established under the laws of the PRC on 14 March 2005 with limited liability

"Newco Continuing CT"   means additional continuing connected transactions
                        arising as a result of the completion of the Transactions, the details of which are set out in the paragraph headed "Newco Continuing CT" of this announcement, the Recent Announcement and the Recent
                        Circular (or previously referred to as the Prospective
                        Continuing CT in the Recent Announcement and the Recent
                        Circular)

"Newco Group"           means Newco and its subsidiaries

"Ongoing Connected      means the Existing Ongoing Connected Transactions, the
Transactions"           Newco Continuing CT and the CRMSC Transactions

"PetroChina & CRMSC     means [CHINESE CHARACTERS] (PetroChina & CRMSC Oil
Oil Marketing"          Marketing Company Limited*), a company established on 13
                        December 2004 under the laws of the PRC with limited liability and a subsidiary of PetroChina ROP Marketing

"PetroChina             means PetroChina International Ltd., a company
International"          incorporated under the laws of the British Virgin
                        Islands, which is currently a direct wholly-owned subsidiary of the Company

"PetroChina ROP         means [CHINESE CHARACTERS] (PetroChina Refined Oil
Marketing"              Product Marketing Company Limited*), a company
                        established under the laws of the PRC with limited liability, which is currently a direct wholly-owned subsidiary of the Company

"PRC" or "China"        means the People's Republic of China

"Proposed Caps"         the proposed maximum annual aggregate values of
                        the Ongoing Connected

                        Transactions of the Company as set out in the paragraph headed "Proposed Caps" of this announcement

"Prospectus"            means the prospectus dated 27 March 2000 issued by the
                        Company relating to its IPO and the listing of its H shares on the Stock Exchange

"Recent Announcement"   means the announcement of the Company dated 9 June 2005
                        in respect of, among other things, the Transactions and Newco Continuing CT

"Recent Circular"       means the circular dated 30 June 2005 issued by the
                        Company to its shareholders in respect of, among other things, the Transactions and the Newco Continuing CT

"Recent EGM"            means the extraordinary general meeting of the Company
                        held at Kempinski Hotel, No. 50 Liangmaqiao Road,
                        Chaoyang District, Beijing, People's Republic of China at 9:00 a.m. on 16 August 2005 to approve, among other things, the Transactions and the Newco Continuing CT

"RMB"                   means Renminbi yuan, the lawful currency of the PRC

"Second Supplemental    means the supplemental comprehensive products and
Comprehensive           services agreement dated 1 September 2005 entered into
Agreement"              between the Company and CNPC in relation to certain
                        amendments of the Comprehensive Agreement, the details of which are set out in the paragraph headed "Second
                        Supplemental Comprehensive Agreement" of this announcement

"SFO" means Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

"Shareholder(s)"        means the holder(s) of shares of the Company

"Stock Exchange"        means The Stock Exchange of Hong Kong Limited

"subsidiaries"          has the meaning ascribed to it in the Listing Rules

"Transactions"          the acquisition of interest in Newco by the Company and
                        the transfer of interest in PetroChina International from the Company to Newco, the details of which are set out in the Recent Announcement and the Recent Circular

For the purpose of this announcement, unless otherwise indicated, the exchange rates at HK$1.00 = RMB$1.04 have been used, where applicable, for purpose of illustration only and not constitute a representation that any amount have been, could have been or may be exchanged.

                                                        By Order of the Board
                                                      PETROCHINA COMPANY LIMITED
                                                              CHEN GENG
                                                               Chairman


Beijing, the PRC
1 September 2005

* For identification purpose only

As at the date of this announcement, the Board comprises Mr. Chen Geng as the Chairman, Mr. Jiang Jiemin and Mr. Ren Chuanjun as Vice Chairmen, Mr. Su Shulin, Mr. Duan Wende and Mr. Wang Fucheng, as executive Directors, Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Gong Huazhang and Mr. Zou Haifeng as non-executive Directors and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe(C) as independent non-executive Directors.

                                    SIGNATURE




                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       PetroChina Company Limited



Dated: September 2, 2005               By:      /s/ Li Huaiqi
                                                --------------------------------
                                       Name:    Li Huaiqi
                                       Title:   Company Secretary